Exhibit 99.1
Navios Maritime Acquisition Corporation
Reports Financial Results for the Fourth Quarter and Year Ended December 31, 2010
•	Declared quarterly dividend of $0.05 per share for Q4 2010

•	Delivery of chemical tanker Nave Polaris in January 2011

•	Adjusted EBITDA of $17.4 million for Q4 2010
     PIRAEUS, GREECE February 10, 2011 — Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE:NNA), an owner and operator of tanker vessels, today reported its financial results for the fourth quarter and year ended December 31, 2010.
     Angeliki Frangou, Chairman and Chief Executive Officer of Navios Acquisition said, “2010 was a pivotal year for Navios Acquisition. We acquired over $1.0 billion of assets and engaged in a number of complex financing transactions. Our VLCC fleet has long term charters with quality counter parties, and the cash flow from our operating fleet is sufficient to fund the entire fleet of 22 vessels. With a solid balance sheet and stable cash flow, we are returning capital to our shareholders through a quarterly dividend of $0.05 per share.”
Ms. Frangou continued, “As economic activity picks up globally and refineries are moved from developed countries to emerging countries, the demand fundamentals within the product tanker segment are improving. For example, in 2010, ton mile demand increased by about 5.4% while the net growth of the fleet was only 1.2%. Market fundamentals should improve further by the time we take delivery of our new build product tanker vessels.”
2010 HIGHLIGHTS — RECENT DEVELOPMENTS
Dividend of $0.05 per share of common stock
     The Board of Directors of Navios Acquisition declared a quarterly cash dividend for the fourth quarter of 2010 of $0.05 per share of common stock. The dividend is payable on April 5, 2011 to shareholders of record as of March 16, 2011. The declaration and payment of any further dividend remains subject to the discretion of the Board and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements.
Delivery of the chemical tanker vessel Nave Polaris
     On January 27, 2011, Navios Acquisition took delivery of the chemical tanker Nave Polaris of 25,145 dwt from a South Korean shipyard into its owned fleet. The vessel is chartered out for six months at a net rate of $10,238 per day for the first three months and at a net rate of $11,213 per day for the remaining three months.

Credit Facility
     On December 6, 2010, Navios Acquisition entered into a loan agreement with EFG Eurobank Ergasias S.A. of up to $52.0 million (divided into two $26.0 million tranches) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $0.3 million each with a final balloon payment of approximately $15.0 million, to be repaid on the last repayment date. The facility bears interest at a rate of LIBOR plus 300 bps and requires compliance with certain financial covenants.
$400.0 million 8 5/8% First Priority Ship Mortgage Notes Due 2017
     On October 21, 2010, Navios Acquisition completed the sale of $400.0 million of 8 5/8% First Priority Ship Mortgage notes due 2017 (the “Notes”). The Notes are secured by first priority ship mortgages on six very large crude carrier vessels, aggregating approximately 1.8 million deadweight tons, owned by certain subsidiary guarantors. The Notes are guaranteed by each of Navios Acquisition’s direct and indirect subsidiaries.
     The net proceeds of the sale of the Notes, totaling $386.5 million, were used to repay borrowings under certain of Navios Acquisition’s existing credit facilities.
FINANCIAL HIGHLIGHTS
     For the following results and the selected financial data presented herein, Navios Acquisition has compiled consolidated statement of operations for the three month periods and the years ended December 31, 2010 and 2009. The year ended December 31, 2010 and the quarterly 2010 and 2009 information were derived from the unaudited condensed consolidated financial statements for the respective periods. Adjusted EBITDA and Adjusted Net Income are non-US GAAP financial measures and should not be used in isolation or substitution for Navios Acquisition’s results.

		For the Three
	For the Three	Months Ended	Year Ended
	Months Ended	December 31,	December 31,	Year Ended,
	December 31, 2010	2009	2010	December 31,
(Expressed in thousands of U.S.dollars)	(unaudited)	(unaudited)	(unaudited)	2009

Revenue	$25,440	$—	$33,568	$—
Adjusted EBITDA(1)	$17,374	$—	$21,963	$—
Net Income/ (Loss)	$(4,428)	$(180)	$(13,546)	$(648)
Adjusted Net Income (2)	$1,013	$—	$2,054	$—
Loss Per Share basic and diluted	$(0.10)	$(0.00)	$(0.43)	$(0.03)
Adjusted Earnings Per Share(3)	$0.02	$—	$0.06	$—

(1)	Adjusted EBITDA for year ended December 31, 2010, excludes $8.0 million of transaction costs for the acquisition of the fleet of seven VLCC tanker vessels (the “VLCC Acquisition”) and $2.1 million of share based compensation.

(2)	Adjusted Net Income for the three month period ended December 31, 2010, excludes $5.4 million of prepayment fees and write-off of deferred financing costs. Adjusted Net Income for the year ended December 31, 2010, excludes $8.0 million of transaction costs for the VLCC Acquisition, $2.1 million of share based compensation and $5.4 million of prepayment fees and write-off of deferred financing costs.

(3)	Adjusted Earnings Per Share for the three month period ended December 31, 2010, excludes $5.4 million prepayment fees and write-off of deferred financing costs. Adjusted Earnings Per Share for the year ended December 31, 2010, excludes $8.0 million of transaction costs for the VLCC Acquisition, $2.1 million of share based compensation, $5.4 million of prepayment fees and write-off of deferred financing costs and $0.7 million of incremental fair value of securities offered to induce the exercise of warrants.

Three month periods ended December 31, 2010 and 2009
     Revenue for the three month period ended December 31, 2010 was $25.4 million. Navios Acquisition, including the chemical tanker Nave Cosmos delivered on October 27, 2010, had 802 available days at a TCE rate of $31,701. There was no revenue in the corresponding period of 2009.
     Adjusted EBITDA for the three month period ended December 31, 2010 was $17.4 million as a result of the $25.4 million of revenue from vessel operations and $0.4 million of other income which was partially offset by: (a) $7.2 million of management fees; (b) $0.3 million of voyage expenses: (c) $0.9 million of general and administrative expenses.
     Net Loss for the three month period ended December 31, 2010 amounted to $4.4 million compared to $0.2 million loss for the three month period ended December 31, 2009. The $4.4 million loss for the three month period ended December 31, 2010 was due to: (a) $7.2 million of management expenses; (b) $5.4 million of prepayment fees and write-off of deferred financing costs due to full repayment of certain credit facilities; (c) $7.7 million of depreciation and amortization; (d) $8.9 million of interest expense and finance cost; (e) $1.0 million of general and administrative expenses, (f) $0.3 million of voyage expenses. The $30.5 million of expenses were partially offset by $25.4 million of revenue, including revenue from the product tankers Colin Jacob and Ariadne Jacob, the VLCC acquisition in September 2010 and the chemical tanker Nave Cosmos delivered on October 27, 2010, $0.3 million of interest income and $0.4 million related to other income.
     During the three month period ended December 31, 2009, Navios Acquisition had no operations and the $0.2 million loss was primarily related to $0.2 million of general and administrative expenses.
     Adjusted Net Income for the three month period ended December 31, 2010 was $1.0 million excluding the prepayment fees and write-off of deferred financing costs of $5.4 million incurred in connection with full prepayment of certain facilities.
Year ended December 31, 2010 and 2009
     Revenue for the year ended December 31, 2010 was $33.6 million. Following the acquisition of the vessel Nave Cosmos on October 27, 2010, Navios Acquisition had 1,104 available days at a TCE of $30,087 for the year ended December 31, 2010. There was no revenue in the corresponding period of 2009.
     Adjusted EBITDA for the year ended December 31, 2010 was $22.0 million as result of $33.6 million of revenue from vessel operations and $0.4 million related to other income which was partially offset by: (a) $9.8 million of management fees; (b) $0.4 million voyage expenses; and (c) $1.9 million of general and administrative expenses.
     Net Loss for the year ended December 31, 2010 amounted to $13.5 million compared to $0.6 million loss for the year ended December 31, 2009. The $13.5 million loss was due to: (a) $9.8 million of management expenses; (b) $0.4 million of voyage expenses; (c) $8.0 million of expenses incurred in connection with the VLCC Acquisition; (d) $2.1 million of share based compensation; (e) $10.1 million of depreciation and amortization; (f) $10.7 million of interest expense and financing costs; (g) $1.9 million of general and administrative expenses: and (h) $5.4 million of prepayment fees and write-off of deferred financing costs. The $48.4 million of expenses were partially offset by $33.6 million of revenue following the VLCC Acquisition, the acquisition of the product tankers, Colin Jacob and Ariadne Jacob and the acquisition of the chemical tanker the Nave Cosmos, $0.9 million of interest income and $0.4 million related to other income.
     During the year ended December 31, 2009, Navios Acquisition had no operations and the $0.7 million loss was primarily related to $1.0 million of general and administrative expenses partially offset by $0.3 million of interest income.
     Adjusted Net Income for the year ended December 31, 2010 was $2.1 million excluding the transaction costs of $8.0 million incurred in connection with the VLCC Acquisition, $2.1 million of share based compensation and $5.4 million of prepayment fees and write-off of deferred financing costs incurred in connection with the full prepayment of certain credit facilities.

Time Charter Coverage
     As of February 10, 2011, Navios Acquisition had contracted 91.2%, 57.4%, and 36.3% of its available days on a charter-out basis for 2011, 2012 and 2013, respectively, equivalent to $111.3 million, $116.1 million and $109.5 million of revenue, respectively. The average contractual daily charter-out rate for the fleet is $31,830, $35,231 and $37,524 for 2011, 2012 and 2013, respectively.
Fleet Employment Profile
     The following table reflects certain key indicators indicative of the performance of Navios Acquisition and its core fleet for the three month period and year ended December 31, 2010.

	Three Months Ended	Year Ended
	December 31, 2010	December 31, 2010
	(unaudited)	(unaudited)
FLEET DATA
Available days (1)	802	1,104
Operating days (2)	794	1,096
Fleet utilization (3)	99.0%	99.3%
Vessels operating at period end	9	9
Time Charter Equivalent per day (4)	$31,701	$30,087

(1)	Available days: Available days is the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(2)	Operating days: Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(3)	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(4)	Time Charter Equivalent: Time Charter Equivalent is defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.

Conference Call, Webcast and Presentation Details:
As previously announced, Navios Acquisition will host a conference call today, Thursday, February 10, 2011 at 8:30 am ET, at which time Navios Acquisition’s senior management will provide highlights and commentary on the fourth quarter and year ended December 31, 2010 financial results.
US Dial In: +1.877.480.3873
International Dial In: +1.404.665.9927
Conference ID: 3850 9430
The conference call replay will be available shortly after the live call and remain available for one week at the following numbers:
US Replay Dial In: +1.800.642.1687
International Replay Dial In: +1.706.645.9291
Conference ID: 3850 9430
The call will be simultaneously Webcast. The Webcast will be available on the Navios Acquisition website, http://www.navios-acquisition.com, under the “Investors” section. The Webcast will be archived and available at the same Web address for two weeks following the call.
A supplemental slide presentation will be available on the Navios Acquisition website at http://www.navios-acquisition.com under the “Investors” section at 7:45 am ET on the day of the call.
About Navios Acquisition
Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.
For more information about Navios Acquisition, please visit our website: http://www.navios-acquisition.com.
Forward Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for crude oil, product and chemical tanker vessels, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the Securities and Exchange Commission. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Public & Investor Relations Contact:
Navios Maritime Acquisition Corporation
Investor Relations
+1.212.906.8644
info@navios-acquisition.com

EXHIBIT I
NAVIOS MARITIME ACQUISITION CORPORATION
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars — except share data)

	December 31	December 31,
	2010	2009
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$61,360	$87
Restricted cash, short term portion	15,012	—
Accounts receivable, net	4,479	—
Prepaid expenses & other current assets	351	55

Total current assets	81,202	142

Vessels, net	529,659	—
Deposits for vessels acquisitions	296,690	—
Deferred financing costs, net	18,178	—
Goodwill	1,579	—
Intangible assets — other than goodwill	58,992	—
Investments	—	251,493
Restricted cash, long term portion	18,787	—

Total non-current assets	923,885	251,493

Total assets	$1,005,087	$251,635

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$3,454	$56
Dividend payable	2,421	—
Accrued expenses	9,219	414
Due to related parties	6,080	31
Deferred revenue	2,765	—
Deferred underwriters fees	—	8,855
Current portion of long term debt	5,086	—

Total current liabilities	29,025	9,356

Long term debt, net of current portion	704,332	—
Loans due to related parties	12,391	—
Unfavorable lease terms	5,611	—

Total non-current liabilities	722,334	—

Total liabilities	751,359	9,356

Commitments and contingencies	—	—

Common stock subject to redemption, 10,119,999 shares at redemption value $9.91 per share	—	100,289

Stockholders’ equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; 3,540 and 0 issued and outstanding as of December 31, 2010 and December 31, 2009, respectively.	—	—
Common stock, $0.0001 par value; 100,000,000 shares authorized; 48,410,572 and 31,625,000 shares issued and outstanding as of December 31, 2010 and December 31, 2009, respectively	5	3
Additional paid-in capital	266,870	141,588
(Accumulated Deficit) / Retained Earnings	(13,147)	399

Total stockholders’ equity	253,728	141,990

Total liabilities and stockholders’ equity	$1,005,087	$251,635

NAVIOS MARITIME ACQUISITION CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. dollars—except share and per share data)

	Three month	Three month
	period ended	period ended	Year ended	Year ended
	December 31,	December 31,	December	December 31,
	2010	2009	31, 2010	2009
	(unaudited)	(unaudited)	(unaudited)
Revenue	$25,440	$—	$33,568	$—
Time charter expenses	(288)	—	(355)	—
Management fees	(7,204)	—	(9,752)	—
General and administrative expenses	(947)	(230)	(1,902)	(994)
Share based compensation	—	—	(2,140)	—
Transaction costs	—	—	(8,019)	—
Depreciation and amortization	(7,740)	—	(10,120)	—
Prepayment fees and write-off of deferred financing costs	(5,441)	—	(5,441)	—
Interest income	269	50	862	346
Interest expenses and financing cost, net	(8,890)	—	(10,651)	—
Other income/(expense), net	373	—	404	—

Net loss	$(4,428)	$(180)	$(13,546)	$(648)

Incremental fair value of securities offered to induce warrants exercised	—	—	(647)	—

Net loss attributable to common shareholders	$(4,428)	$(180)	$(14,193)	$(648)

Net loss per share, basic	$(0.10)	(0.00)	(0.43)	(0.03)

Weighted average number of shares, basic	44,877,963	21,505,001	33,100,194	21,505,001

Net loss per share, diluted	$(0.10)	(0.00)	(0.43)	(0.02)

Weighted average number of shares, diluted	44,877,963	21,505,001	33,100,194	21,505,001

NAVIOS MARITIME ACQUISITION CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars)

			For the period
			March 14, 2008
			(date of
	Year ended	Year ended	inception ) to
	December 31,	December	December 31,
	2010.	31, 2009	2008
	(unaudited)
Operating Activities
Net (loss)/income	$(13,546)	$(648)	$1,047
Adjustments to reconcile net loss/income to net cash provided by / (used in) operating activities:
Share based compensation	2,140	—	—
Transaction costs	5,619	—	—
Depreciation and amortization	10,120	—	—
Amortization and write off of deferred financing costs	3,456	—	—
Changes in operating assets and liabilities:
Decrease/ (increase) in prepaid expenses	3,188	(2)	(55)
Increase in accounts receivable	(4,479)	—	—
Increase in accounts payable	3,398	27	30
(Decrease)/ Increase in accrued expenses	(4,022)	106	309
Increase/(decrease) in due to related parties	5,569	(106)	136
Increase in restricted cash	(288)	—	—
Increase in deferred revenue	324	—	—

Net cash provided by/ (used in) operating activities	$11,479	$(623)	$1,467

Investing Activities
Cash paid for assets acquired, net of cash assumed	(76,428)	—	—
Cash paid for business acquisition, net of cash assumed	(102,038)	—	—
Acquisition of vessels	(89,910)	—	—
Deposits for vessel acquisition	(90,233)	—	—
Restricted cash	2,335	—	—
Restricted cash held in trust account	—	5	(7)
Release from trust account	251,493	703	(252,194)

Net cash (used in)/ provided by investing activities	$(104,781)	$708	$(252,201)

Financing Activities
Loan proceeds, net of deferred finance fees	556,271	—	—
Loan repayments	(412,245)	—	—
Loan proceeds from related party	40,000	—	—
Repayment on loans from related party	(27,609)	—	—

			For the period
			March 14, 2008
			(date of
	Year ended	Year ended	inception ) to
	December 31,	December	December 31,
	2010.	31, 2009	2008
	(unaudited)
Restricted cash	(250)	—	—
Deferred underwriter’s fee	(8,855)	—	—
Net proceeds from warrant exercise	74,978	—	—
Net proceeds from equity offering	33,402	—	253,000
Conversion of common stock into cash, upon redemption of common stock	(99,312)	—	—
Issuance of preferred shares	(1,805)	—	—
Proceeds from issuance of warrants in private placement	—	—	7,600
Payment for underwriter’s discount and offering cost	—	—	(9,889)
Proceeds from loan payable, stockholder	—	—	500
Loan repayment to stockholder	—	—	(500)
Proceeds from issuance of common stock	—	—	25

Net cash provided by financing activities	$154,575	$—	$250,736

Net increase in cash and cash equivalents	61,273	85	2
Cash and cash equivalents, beginning of year	87	2	—

Cash and cash equivalents, end of year	$61,360	$87	$2

Supplemental disclosures of cash flow information
Cash interest paid	$5,835	$—	$—
Non-cash investing activities
Common shares issued for VLCC acquisition	$10,745	$—	$—
Preferred stock issued for transaction costs	$5,619	$—	$—
Preferred stock issued for vessel deposits	$1,649	$—	$—
Capitalized financing costs	$320	$—	$—
Due to related parties	$480	$—	$—

Non-cash financing activities
Dividends payable	$2,421	$—	$—
Deferred underwriter’s fee	$—	$8,855	$8,855
Accrued offering costs	$—	$—	$97
Amount due to related party, offering costs	$—	$—	$76

EXHIBIT II
Reconciliation of Adjusted EBITDA to Net Cash from Operating Activities
In thousands of US Dollars

	Three Month
	Period Ended	Year Ended
	December 31,	December
	2010	31, 2010
	(unaudited)	(unaudited)

Net Cash from Operating Activities	$(3,191)	$11,479
Net increase in operating assets	1,552	1,579
Net decrease/(increase) in operating liabilities	8,271	(5,269)
Net interest cost	14,062	15,230
Deferred finance charges	(3,320)	(3,456)
Transaction costs	—	2,400

Adjusted EBITDA (1)	$17,374	$21,963

(1)	Adjusted EBITDA for the year ended December 31, 2010, excludes share based compensation of $2.1 million and transaction costs for the VLCC Acquisition of $8.0 million.
Disclosure of Non-GAAP Financial Measures
Adjusted EBITDA represents net income plus interest and finance costs and depreciation and amortization and transaction costs for the VLCC Acquisition and share based compensation. Adjusted EBITDA is included because it is used by certain investors to measure a company’s financial performance. Adjusted EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.
Adjusted EBITDA is presented to provide additional information with respect to Navios Acquisition’s ability to satisfy its obligations including debt service, capital expenditures, working capital requirements and payment of dividends. While Adjusted EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of Adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

EXHIBIT III

		Built/Delivery		Net Charter			Expiration
Vessels	Type	Date	DWT	Rate(1)		Profit Share	Date(2)
Owned Vessels
Colin Jacob	LR1 Product Tanker	2007	74,671	17,000		50/50 above $17,000	Jun-13
Ariadne Jacob	LR1 Product Tanker	2007	74,671	17,000		50/50 above $17,000	Jul-13
Nave Cosmos	Chemical Tanker	2010	25,130	11,213	(4),(5)	None	Aug -11
Nave Polaris	Chemical Tanker	2011	25,145	10,238 11,213		None None	Apr-11 Jul-11
Shinyo Splendor	VLCC	1993	306,474	38,019		None	May-14
Shinyo Navigator	VLCC	1996	300,549	42,705		None	Dec-16
C.Dream	VLCC	2000	298,750	29,625	(3)	50% above $30,000 40% above $40,000	Mar-19
Shinyo Ocean	VLCC	2001	281,395	38,400		50% above $43,500	Jan-17
Shinyo Kannika	VLCC	2001	287,175	38,025		50% above $44,000	Feb-17
Shinyo Saowalak	VLCC	2010	298,000	48,153		35% above $54,388 40% above 59,388 50% above 69,388	Jun-25

Owned Vessels to be Delivered

Shinyo Kieran	VLCC	Q2 2011	298,000	48,153		35% above $54,388 40% above $59,388 50% above $69,388	Jun-26
TBN	LR1	Q4 2011	75,000
TBN	LR1	Q4 2011	75,000
TBN	LR1	Q3 2012	75,000
TBN	LR1	Q4 2012	75,000
TBN	MR2	Q1 2012	50,000
TBN	MR2	Q2 2012	50,000
TBN	MR2	Q3 2012	50,000
TBN	MR2	Q3 2012	50,000
TBN	MR2	Q4 2012	50,000
TBN	MR2	Q4 2012	50,000
TBN	MR2	Q4 2012	50,000
Options to Acquire Vessels(6)
TBN	LR1	Q4 2012	75,000
TBN	LR1	Q1 2013	75,000

(1)	Net time Charter-out Rate per day (net of commissions).

(2)	Estimated dates assuming midpoint of redelivery of charterers.

(3)	Vessel subchartered at $34,843/day until Q3 2012.

(4)	Vessel chartered until February 11, 2010 at $10,238

(5)	Charterer’s option to extend the charter for an additional six months at $11,213 plus 60% / 40% profit sharing.

(6)	Our option to acquire the two LR1 vessels expires on July 1, 2011.